Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

May 18, 2009

TSAKOS ENERGY NAVIGATION REPORTS

FIRST QUARTER 2009 PROFITS

Company reports 62nd Consecutive Profitable Quarter Since Inception in

1993

FIRST QUARTER HIGHLIGHTS

•	Voyage revenues of $126.31 million compared to $136.74 million in the first quarter of 2008

•	Operating income of $38.87 million compared to $86.43 million in the first quarter of 2008 (including capital gains of $34.57 million)

•	Net income of $24.45 million compared to $65.13 million (including capital gains of $34.57 million) in the first quarter 2008

•	Earnings per share (diluted) of $0.66 compared to $1.70 in the first quarter of 2008

•	Fleet utilization increased to 98.5%

•	Liquidity position enhanced by 8.3% from year-end 2008

•	Semi-annual dividend of $0.85 per share, paid April 30, 2009, raising the dividend for 2008 operations to $1.75 per share compared with $1.725 for 2007

•	Entered sixteenth year in the public markets

•	Repurchased 231,100 shares for $3.85 million as treasury stock

Athens, Greece-May 18, 2009- Tsakos Energy Navigation Limited (TEN) (NYSE: TNP) today reported results (unaudited) for the first quarter ended March 31, 2009. Revenue, net of voyage expenses and commissions, was $106.14 million in the first quarter of 2009 as compared with $115.67 million in the same quarter of 2008. TEN deployed an average of 46 vessels in the first quarter of 2009 versus 43.1 in the 2008 period. The average daily time charter equivalent (TCE) rate was $27,495 versus $31,387 in the first quarter 2008 (TCE is voyage revenue less voyage expenses). Fleet utilization was 98.5% almost unchanged from 98.3% in the first quarter of 2008. Vessel operating expenses per ship per day increased to $9,355 compared with $8,969 in the first quarter of 2008. This resulted principally from increased insurance premiums and higher repair costs, although a strengthening of the US dollar since last year contributed to reduced crewing costs.

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Depreciation and dry-docking amortization costs were $24.79 million versus $21.98 million in the first quarter of 2008, reflecting the fleet expansion since the first quarter of last year. Management fees in the first quarter of 2009 were $3.27 million versus $2.91 million in the same quarter of 2008. This increase was due to fleet expansion and a 3% increase in fees, effective in January 2009.

In the first quarter of 2009, operating income was $38.87 million compared to $86.43 million in the previous year quarter, which also included a capital gain. TEN did not realize any capital gains in the current first quarter compared with $34.57 million in capital gains from the sale of the Aframax Olympia in the first quarter of 2008.

Interest and finance costs were $15.11 million compared to $23.84 million in the first quarter of 2008 due partly to a decrease in interest rates from the prior year quarter and partly to non-cash positive valuations on non-hedging interest rate and bunker swaps amounting to $2.07 million, compared to negative valuations of $6.61 million in the prior year first quarter. Interest income was $1.33 million this quarter versus $2.19 million in the first quarter of 2008.

Net income in the first quarter of 2009 was $24.45 million compared to $65.13 million (which included a capital gain of $34.57 million) in the first quarter of 2008. Diluted earnings per share were $0.66 compared to $1.70 (including the capital gain) in the first quarter of 2007. Cash flow from operations (net income before depreciation, amortization and finance costs, and excluding capital gains) in the first quarter of 2009 amounted to $64.34 million compared to $76.39 million in the first quarter of 2008.

“Net Income in the first quarter of 2009 exceeded our initial expectations in what increasingly became a challenging environment,” observed Mr. D. John Stavropoulos, Tsakos Energy Navigation’s Chairman of the Board. “Nevertheless, as rates softened, TEN’s balanced employment strategy, of fixed charters with some spot market exposure, produced healthy operating results and strengthened further the Company’s financial position.” Mr. Stavropoulos further stated, “This financial strength has allowed the Company to meet all its loan covenants. For the shareholder, TEN was again able, without difficulty, to declare and later pay a substantial dividend.”

Strategy & Outlook

The first quarter of 2009 confirmed that TEN’s operating model provides a degree of earnings stability in times of challenging global market conditions. Despite a softening in the tanker market that started in the latter part of 2008, spurred on by a deceleration in world oil demand, TEN’s results in the first quarter of 2009 were encouraging given market conditions. TEN’s vessels again performed at very high utilization levels, 98.5% versus 98.3% in the first quarter of 2008 and voyage revenues were only 7.6% down from the first quarter of 2008, a year which turned out to be a record earnings year for the tanker sector. Most importantly and in line with management’s objective of cash preservation, TEN’s available cash balances increased by 16% to $338 million from the like quarter in 2008.

Prudent cash management, balanced employment and a modern diversified fleet are the three factors moving the Company forward, providing shareholder value irrespective of market conditions. Such value was reflected in TEN’s final dividend for the 2008 operations ($0.85 per share) which raised the total dividend for fiscal 2008 to $1.75.

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Another area where TEN modestly utilized its cash during the first quarter was in repurchasing its own stock. With share valuation levels well below management’s estimation of net asset value per share (net asset value being the value of the fleet plus net current assets less debt), the Company continued with its share buyback program. Over the first quarter of 2009, the Company invested approximately $3.8 million in acquiring 231,100 shares as treasury stock for an average price of $16.64 per share. Since the initiation of the buyback program in January 2005, TEN has invested over $82.0 million in acquiring 3.8 million shares for an average price of $21.68 per share. Management intends to utilize the remaining capacity of $25.7 million in its buyback program as long as it believes that share levels do not fairly reflect the Company’s true value and as long as there are no other more advantageous uses for the Company’s cash resources.

On the chartering front, management remains optimistic that the Company’s vessels will continue to be in demand by the chartering community while recognizing that the current downturn in market rates may present difficulties in achieving renewals at previous rates. The charter extension of the suezmax Triathlon earlier in the year, from seven years to ten, at one year increments to a major refiner is only one indication that leading charterers regard our vessels and technical management favorably. Management remains confident that TEN’s vessels will remain on the forefront of charterer’s preferences when looking to secure their worldwide cargo commitments. In addition, the strategic alliances that TEN has established over the years with various international end-users should provide further comfort for the future.

In light of the expected market conditions for the remainder of 2009, management has decided to proceed with a dry-docking realignment schedule to take advantage of the eventual market turnaround when world economies recover, possibly expected as early as 2010 by various market commentators. Of the 11 vessels scheduled to enter dry-dock in 2010, five have been moved forward to 2009. As a result, the Company will have more operating days available in 2010 to take advantage of any improvement in the rate environment in that year.

Going forward, management expects to maintain TEN’s customary blend of charters to maintain security of employment, downside protection and flexibility to capture rate upturns should they occur. Other than time charters or contracts of affreightment, the Company this quarter explored the consolidating opportunities offered by certain pooling arrangements and placed its 1990-built Panamaxes, Hesnes and Victory III into commercial pools without however relinquishing the operational control of the vessels.

For the remaining three quarters of 2009, 66% of the fleet is under secured employment (including vessels under profit sharing arrangements) expected to generate at least $209 million in gross revenues. For 2010, 45% of available days have so far been fixed, which are expected to provide the Company with an additional $176 million in minimum gross revenues.

Finally, the Company notes that its world-class counterparties continue to demonstrate their reliability in a difficult climate as nearly 100% of all trade receivables outstanding as at March 31, 2009 were collected within 40 days since that date.

Looking ahead, TEN will continue its strategy of fleet growth and modernization. The Company’s older vessels remain candidates for sale, while attractive acquisition opportunities will be evaluated in conjunction with client needs and market sentiment going forward. During

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the first quarter of 2009, although a number of opportunities were presented to management for evaluation, the bid-offer spread was too wide to encourage further discussions. Nevertheless, with banks reducing the availability of credit, opportunities in the secondhand and newbuilding market could present themselves in the course of the year. TEN’s balance sheet enables the Company to give serious consideration to such opportunities as it has in the past.

The Company is also expected to grow organically with the delivery of two newbuildings in the third quarter of this year and its final two newbuildings in the first half of 2010, as planned. These DNA-designed Aframaxes built at the Sumitomo yard in Japan will join the four already delivered to the Company and will enhance the attractiveness of TEN’s fleet in the global chartering community. The Company has agreed terms for the financing of the first 2009 vessel and is in the process of finalizing terms for the second.

“We entered 2009 with the confidence that the quality, size, employment and strong capital structure of our company will not only withstand any prolonged market downturn, but will also enable us to capitalize on opportunities that might transpire,” stated Mr. Nikolas Tsakos, President & CEO of TEN. “Despite the uncertainty in world markets, which seem to have subsided recently, TEN remains committed to its shareholders in further insulating TEN’s position from market downturns and preserving our solid foundation as the base for further growth in the future. Our fleet’s strong cash flow generation assures the sustainability of our dividend and buyback program without hindering our ability to move quickly to take advantage of attractive opportunities to grow our fleet as we have done in the past,” Mr. Tsakos concluded.

Conference Call

As previously announced, today, Monday, May 18th, 2009 at 10:00 a.m. Eastern Time, TEN will also host a conference call to review the results as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond what is included in the earnings press release. To participate in the call from the United States or Canada, please dial +1.888.694.4702 approximately five minutes prior to the starting time. To participate in the call outside the United States or Canada, please dial +1.973.582.2741 five minutes prior to the starting time. The Conference ID is 9795 2426. Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialing +1.800.642.1687 from inside the United States or Canada and +1.706.645.9291 from outside the United States or Canada and entering the Conference ID 9795 2426. The call, which will be simultaneously broadcast live over the Internet, can be accessed at: http://www.videonewswire.com/event.asp?id=58674. The online archive of the broadcast will be available within one hour of the live call at the same web address.

Slide Presentation

Concurrent with the live broadcast, the Company will post a supplemental slide presentation providing details related to fleet composition and deployment and other related company information. This presentation will be available on the Company’s website home page at www.tenn.gr.

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ABOUT TSAKOS ENERGY NAVIGATION

TEN’s pro forma fleet consists of 50 vessels of 5.3 million dwt. TEN’s operational fleet consists of 46 vessels all of double-hull design. TEN’s newbuilding program includes four DNA-aframax crude carriers representing 420,000 dwt.

TEN’s balanced fleet profile is reflected in 25 crude tankers ranging from VLCCs to aframaxes and 24 product carriers ranging from aframaxes to handysize; complemented by one LNG.

TEN’s current employment profile:

Type of Employment	Vessels
Period Employment – fixed, fixed w/profit share, CoA min max & pool	33
CoA – market related	2
Spot – market related	11

TEN’s current newbuilding program:

Aframax	DWT	Hull Type /Design	Delivery
1. Ise Princess	105,000	DH / DNA	July 17, 2009
2. Asahi Princess	105,000	DH / DNA	September 15, 2009
3. Sapporo Princess	105,000	DH / DNA	January 8, 2010
4. Uraga Princess	105,000	DH / DNA	May 7, 2010

DH: Double Hull

DNA: Design New Aframax

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

Company Tsakos Energy Navigation, Ltd. George Saroglou, COO Tel: +30210 94 07 710 gsaroglou@tenn.gr

Investor Relations

Cubitt, Jacobs & Prosek Communications

Thomas J. Rozycki, Jr.

Tel: +212 279 3115 (x208)

trozycki@cjpcom.com

Marketing Advisor

Capital Link, Inc.

Nicholas Bornozis

Tel: +212 661 7566

nbornozis@capitallink.com

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share and per share data)

	Three months ended
	March 31
	2009	2008
STATEMENT OF INCOME DATA
Voyage revenues	$126,311	$136,743

Commissions	5,086	4,509
Voyage expenses	15,088	16,561
Charter hire expense	—	4,140
Vessel operating expenses	37,901	32,792
Depreciation	23,001	20,327
Amortization of deferred dry-docking costs	1,784	1,657
Management fees	3,274	2,912
General and administrative expenses	1,460	992
Stock compensation expense	46	1,345
Foreign currency (gains)/ losses	(199)	432
Amortization of deferred gain on sale of vessels	—	(792)
Gain on sale of vessels	—	(34,565)

Total expenses	87,441	50,310

Operating income	38,870	86,433

Interest and finance costs, net	(15,106)	(23,838)
Interest income	1,331	2,189
Other, net	108	149

Total other expenses, net	(13,667)	(21,500)

Net income	25,203	64,933

Less: Net (income)/loss attributable to the noncontrolling interest	(751)	196

Net Income attributable to Tsakos Energy Navigation Ltd.	$24,452	$65,129

Earnings per share, basic	$0.66	$1.72
Earnings per share, diluted	$0.66	$1.70
Weighted average number of shares outstanding
Basic	37,048,134	37,930,715
Diluted	37,320,168	38,284,385

	March 31 2009	December 31 2008	March 31 2008

BALANCE SHEET DATA
Cash and cash equivalents	337,972	312,169	292,102
Current assets, including cash	396,349	370,781	347,731
Investments	1,000	1,000	1,000
Financial instruments, net of current portion	590	—	—
Advances for vessels under construction	54,670	53,715	79,268
Vessels	2,469,090	2,468,472	2,245,486
Accumulated Depreciation	(335,984)	(312,983)	(247,849)
Vessels’ Net Book Value	2,133,106	2,155,489	1,997,637
Deferred charges, net	19,380	21,332	16,211

Total assets	$2,605,095	$2,602,317	$2,441,847

Current portion of long-term debt	91,805	91,805	52,413
Current liabilities, including current portion of long-term debt	231,650	189,488	189,063
Long-term debt, net of current portion	1,400,534	1,421,824	1,350,886
Financial instruments, net of current portion	64,202	75,890	41,309
Total stockholders’ equity	908,709	915,115	860,589

Total liabilities and stockholders’ equity	$2,605,095	$2,602,317	$2,441,847

		Three months ended
		March 31
		2009	2008
OTHER FINANCIAL DATA
Net cash from operating activities		$51,196	$68,884
Net cash (used in)/from investing activities		$(1,573)	$34,789
Net cash (used in)/from financing activities		$(23,820)	$6,982

TCE per ship per day		$27,495	$31,387

Operating expenses per ship per day		$9,355	$8,969
Vessel overhead costs per ship per day		$1,155	$1,338

		10,510	10,307

FLEET DATA

Average number of vessels during period		46.0	43.1
Number of vessels at end of period		46.0	44.0
Average age of fleet at end of period	Years	6.3	5.6
Dwt at end of period (in thousands)		4,922.0	4,711.2

Time charter employment - fixed rate	Days	1,102	1,059
Time charter employment - variable rate	Days	2,069	2,128
Period employment (pool and coa) at market rates	Days	331	364
Spot voyage employment at market rates	Days	576	307

Total operating days		4,078	3,858
Total available days		4,140	3,923
Utilization		98.5%	98.3%

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Operating expenses per ship per day exclude the two chartered-in vessels and the vessel bare-boat chartered out.

Vessel overhead costs include Management fees, General & Administrative expenses, Management incentive award, and Stock compensation expense .